SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            FORM 11-K


(Mark One)

[   x   ]  Annual Report Pursuant to Section 15(d) of the
           Securities Exchange Act of 1934 [Fee Required]

For the fiscal period ended           December 31, 1994
                           ---------------------------------------
                                    OR

[       ]  Transition Report Pursuant to Section 15(d) of the
           Securities Exchange Act of 1934 [No Fee Required]

For the transition period from _______________ to _______________

Commission file number is unassigned (Form S-8 Reg. No. 33-53517)

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                         ILLINOIS TOOL WORKS INC.
                        SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the Securities held pursuant to the plan and the address of its principal executive office:

                         ILLINOIS TOOL WORKS INC.
                            3600 W. LAKE AVENUE
                       GLENVIEW, ILLINOIS 60025-5811

                           SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized on this 29th day of June, 1995.


                               ILLINOIS TOOL WORKS INC.
                               SAVINGS AND INVESTMENT PLAN



                               By_______________________________
                                 John Karpan, Member of Employee
                                 Benefits Committee and Senior
                                 Vice President Human Resources

ILLINOIS TOOL WORKS INC.
SAVINGS AND INVESTMENT PLAN


FINANCIAL  STATEMENTS  AND  SCHEDULES
AS OF DECEMBER 31, 1994
TOGETHER WITH AUDITORS' REPORT


EMPLOYER IDENTIFICATION NUMBER 36-1258310
PLAN NUMBER 003

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Employee Benefits Committee of
Illinois Tool Works Inc.:

We have audited the accompanying statement of net assets available for Plan benefits of the ILLINOIS TOOL WORKS INC. SAVINGS AND INVESTMENT PLAN as of December 31, 1994, and the related statement of changes in net assets available for Plan benefits for the six months then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits as of December 31, 1994, and the changes in net assets available for Plan benefits for the six months then ended, in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transaction are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for Plan benefits and changes in net assets available for Plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Chicago, Illinois,
June 26, 1995

ILLINOIS TOOL WORKS INC.

SAVINGS AND INVESTMENT PLAN


STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

AS OF DECEMBER 31, 1994

EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003



ASSETS
  Investments at quoted market value:
    Lifestage Growth Fund                                        $  1,775,291
    Lifestage Balanced Fund                                        64,270,034
    Lifestage Conservative Fund                                       496,689
    Putnam Income Fund                                              1,925,366
    Putnam New Opportunities Fund                                  10,699,159
    Stable Asset Fund                                             108,555,128
    Fidelity Investments Magellan Fund                            112,646,959
    Loan Fund                                                      12,786,233
    ITW Common Stock Fund                                          17,938,326
    Putnam Money Market Fund                                       38,901,647
    Restricted Stable Asset Fund                                    6,287,672
                                                                 ------------
            Total investments                                     376,282,504
                                                                 ------------

Receivables:
    Company's contribution                                            149,537
    Participants' contribution                                        417,466
    Investment income                                                  24,799
                                                                 ------------
            Total receivables                                         591,802
                                                                 ------------
            Total assets                                          376,874,306
                                                                 ------------

LIABILITIES
  Fees payable                                                          1,409
                                                                 ------------
            Net assets available for Plan benefits               $376,872,897
                                                                 ------------



The accompanying notes and schedules to the financial statements are integral parts of this statement.

ILLINOIS TOOL WORKS INC.

SAVINGS AND INVESTMENT PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION

FOR THE SIX MONTHS ENDED DECEMBER 31, 1994

EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003


                         Lifestage    Lifestage    Lifestage     Putnam
                         Growth       Balanced     Conservative  Income
                         Fund         Fund         Fund          Fund
                         -----------  -----------  -----------   ----------

ADDITIONS
  Investment income:
    Interest             $    19,853  $    26,426  $     6,648   $   20,295
    Dividends                 16,344      910,241        6,264       34,551
    Realized/unrealized
      gains (losses) on
      investments             (9,759)   1,143,339       (5,901)     (23,925)
                         -----------  -----------  -----------    ---------
Total investment income       26,438    2,080,006        7,011       30,921
                         -----------  -----------  -----------    ---------
  Contributions:
    Participants             595,674      714,693      182,539      562,711
    Company                  214,174      220,848       58,174      193,111
                         -----------  -----------  -----------    ---------
Total contributions          809,848      935,541      240,713      755,822
                         -----------  -----------  -----------    ---------
Total additions              836,286    3,015,547      247,724      786,743
                         -----------  -----------  -----------    ---------

DEDUCTIONS
  Benefits paid to
    participants             (4,064)   (1,023,498)      (2,374)     (19,458)
  Investment Expense            (78)         (816)         (14)         (75)
                         ----------   -----------  -----------    ---------
Total deductions             (4,142)   (1,024,314)      (2,388)     (19,533)
                         ----------   -----------  -----------    ---------
  Net increase (decrease)
    prior to loans and
    net interfund
    transfers               832,144     1,991,233       245,336      767,210
                         ----------   -----------  ------------   ----------
  Loans and net
    interfund transfers     985,141    (2,001,009)      263,276    1,197,912

                         ----------   -----------  ------------   ----------
  Net increase
    (decrease)            1,817,285        (9,776)      508,612    1,965,122


NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of period         -        64,330,909         -            -
                         ----------   -----------  ------------   ----------
  End of period          $1,817,285   $64,321,133  $    508,612   $1,965,122
                         ==========   ===========  ============   ==========


The accompanying notes and schedules to the financial statements are integral parts of this statement.

ILLINOIS TOOL WORKS INC.

SAVINGS AND INVESTMENT PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION Continued . . .

FOR THE SIX MONTHS ENDED DECEMBER 31, 1994

EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003



                         Putnam                     Fidelity
                         New          Stable        Investments
                         Opportuni-   Asset         Magellan        Loan
                         ties Fund    Fund          Fund            Fund
                         -----------  -----------   ------------    -----------

ADDITIONS
  Investment income:
    Interest             $    94,471  $    22,149   $     96,076    $    18,688
    Dividends                 77,399    3,464,956          -              -
    Realized/unrealized
      gains (losses) on
      investments            210,082        -          4,931,388          -
                         -----------  -----------   ------------    -----------
Total investment income      381,952    3,487,105      5,027,464         18,688
                         -----------  -----------   ------------    -----------

  Contributions:
    Participants           2,470,657      669,131      2,578,078          -
    Company                  992,238      221,537        873,108          -
                         -----------  -----------   ------------    -----------
Total contributions        3,462,895      890,668      3,451,186          -
                         -----------  -----------   ------------    -----------
Total additions            3,844,847    4,377,773      8,478,650         18,688
                         -----------  -----------   ------------    -----------

DEDUCTIONS
  Benefits paid to
    participants             (20,450)  (6,335,974)    (1,601,931)      (154,405)
  Investment Expense            (349)     (38,538)       (21,534)         -
                         -----------  -----------   ------------    -----------
Total deductions             (20,799)  (6,374,512)    (1,623,465)      (154,405)
                         -----------  -----------   ------------    -----------
  Net increase (decrease)
    prior to loans and
    net interfund
    transfers              3,824,048   (1,996,739)     6,855,185       (135,717)
                         -----------  -----------   ------------    -----------
  Loans and net
    interfund transfers    7,087,075   (9,773,813)    (2,486,435)       573,353

                         -----------  -----------   ------------    -----------
  Net increase
    (decrease)            10,911,123  (11,770,552)     4,368,750        437,636


NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of period          -       120,367,000   108,465,518     12,223,525
                         -----------  ------------   -----------    -----------
  End of period          $10,911,123  $108,596,448  $112,834,268    $12,661,161
                         ===========  ============  ============    ===========

The accompanying notes and schedules to the financial statements are integral parts of this statement.

ILLINOIS TOOL WORKS INC.

SAVINGS AND INVESTMENT PLAN


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION Continued . . .

FOR THE SIX MONTHS ENDED DECEMBER 31, 1994

EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003



                         ITW          Putnam       Restricted
                         Common       Money        Stable
                         Stock        Market       Asset
                         Fund         Fund         Fund             Total
                         ----------   -----------  ----------   ------------

ADDITIONS
  Investment income:
    Interest             $   53,257   $    25,952  $    -       $    383,815
    Dividends               102,418       868,419      61,351      5,541,943
    Realized/unrealized
      gains (losses) on
      investments         1,776,670         -           -          8,021,894
                         ----------   -----------  ----------   ------------
Total investment income   1,932,345       894,371      61,351     13,947,652
                         ----------   -----------  ----------   ------------

  Contributions:
    Participants          1,291,475       328,178       -          9,393,136
    Company                 530,111       125,645        (234)     3,428,712
                         ----------   -----------  ----------   ------------
Total contributions       1,821,586       453,823        (234)    12,821,848
                         ----------   -----------  ----------   ------------
Total additions           3,753,931     1,348,194      61,117     26,769,500
                         ----------   -----------  ----------   ------------

DEDUCTIONS
  Benefits paid to         (360,624)   (1,866,186)      -        (11,388,964)
    participants
  Investment Expense         (2,510)       (1,514)      -            (65,428)
                         ----------   -----------  ----------   ------------
Total deductions           (363,134)   (1,867,700)      -        (11,454,392)
                         ----------   -----------  ----------   ------------
   Net increase (decrease)
     prior to loans and
     net interfund
     transfers             3,390,797     (519,506)     61,117     15,315,108
                         -----------  -----------  ----------   ------------
   Loans and net
     interfund transfers     563,852   (2,635,907)  6,226,555          -

                         -----------  -----------  ----------   ------------
         Net increase
           (decrease)      3,954,649   (3,155,413)   6,287,672     15,315,108


NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of period     14,089,863  42,080,974        -        361,557,789
                         ----------- -----------   ----------   ------------
  End of period          $18,044,512 $38,925,561   $6,287,672   $376,872,897
                         =========== ===========   ==========   ============

The accompanying notes and schedules to the financial statements are integral parts of this statement.

ILLINOIS TOOL WORKS INC.

SAVINGS AND INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1994

EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003



1.DESCRIPTION OF THE PLAN AND INVESTMENT PROGRAM:

The following describes the major provisions of the Illinois Tool Works Inc. Savings and Investment Plan ("the Plan") and provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

Effective July 1, 1994, the Plan was amended and restated. Significant changes to the Plan include: (1) Participants were offered new investment choices described in the Investment Program section below. (2) Up to 25% of any contribution may be directed to the ITW Commmon Stock Fund.
(3) Up to 25% of total account values may be transferred to the ITW Common Stock Fund. (4) The Putnam Fiduciary Trust Company (the "Trustee") was appointed as trustee, recordkeeper and investment manager of the Plan. Effective with the Trustee's appointment, The Northern Trust Company was removed as trustee, Hewitt
Associates as recordkeeper and Institutional Capital Corporation as investment manager for the Plan. Fidelity Investments continues as investment manager for amounts invested in the Magellan Fund.

Participation

The Plan is a defined contribution plan in which employees of Illinois Tool Works Inc. (the "Company") and its wholly owned subsidiaries, as designated by the Board of Directors, are eligible to participate in the Plan following completion of one year of service with the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participants' Deposits and Company Contributions

Participants may contribute amounts from a minimum of 1% to a maximum of 10% of compensation to their deferred (before tax) and regular (after tax) deposit accounts. Participants may change their contribution percentages with each payroll.

The Company contributes to the participants' accounts based on their contributions as follows:


       Percentage of
Participants'  Compensation
- ---------------------------

Participants'    Company
Total Deposit  Contribution
- -------------  ------------
       1%          1.0%
       2           1.5
       3           2.0
       4           2.5
      5-10         3.0
      ====         ====

Participant contributions are credited to the participants' deferred and regular deposit accounts, while the Company's contributions are credited to the participants' Company contribution accounts. Participants may elect to allocate any contribution in multiples of 1% to the investment funds, provided that not more than 25% is directed to the ITW Common Stock Fund.

Investment Program

With the appointment of the new trustee, the Company established new investment funds which replaced the then existing Funds I through V. Pursuant to participant elections, assets and the related account balances were transferred from the then existing investment funds to the new investment funds in the third quarter 1994. The new investment fund options are as follows:

a.Putnam Money Market Fund is a money market fund seeking current income consistent with capital preservation and liquidity.

b.Stable Asset Fund seeks current income consistent with capital preservation through high-quality bank and insurance company contracts.

c.Putnam Income Fund seeks high current income consistent with prudent risk, mainly through fixed-income securities.

d.Lifestage Asset Allocation Fund consist of three portfolios from which participants can elect to direct their funds.

- -Conservative Portfolio focuses on bonds and money market vehicles for income while staying ahead of inflation (lowest risk).

- -Balanced Portfolio is balanced between stocks, bonds and money market vehicles to offer growth potential with opportunities for income (reduced risk).

- -Growth Portfolio is well-diversified among different types of common stocks, but also includes a fixed-income portion to moderate risk.

e.Fidelity Investments Magellan Fund seeks long-term capital appreciation through common stock investments.

f.ITW Common Stock Fund is invested solely in the common stock of the Company.

g.Putnam New Opportunities Fund seeks long-term capital appreciation primarily through common stock investments in companies in economic sectors that Putnam Management believes offer above-average potential for growth.

h.Restricted Stable Asset Fund amounts are invested with Confederation Life (see Note 9).

Investment income in each fund is allocated daily among the participants' balances in each fund, except for the Putnam Money Market Fund and the Stable Asset Fund. Investment income in these two funds is allocated to participant account balances monthly.

For each of the funds valued daily, investment income is allocated to participant accounts based on the previous day's closing share value times the number of shares in their account. For the monthly valued funds, a month-end share value is determined by the Trustee from the investments and allocated to participant accounts based on the number of shares in their account.

Participants may change their investment elections or transfer their balances between funds in multiples of 1% on any day, but no more than twice per quarter. Up to 25% of total account values may be transferred to the ITW Common Stock Fund.

Vesting

Participants' interest in their deposit accounts are fully vested at all times. Participants' interest in their Company contribution accounts vest at the rate of 5% for each quarter of service with the Company. Participants are fully vested in their Company contribution accounts after 20 quarters of service with the Company. Participants who terminate their participation in the Plan due to retirement or death are granted full vesting in their Company contribution accounts.

Participant Loans

Participants, upon demonstrating a financial need, may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) 50% of their vested account balance or (b) $50,000. Loans bear interest at the prime rate, are secured by a portion of the participants' accounts and are repayable over a period not to exceed five years. Amounts borrowed do not share in the earnings of the investment funds but are credited with the interest payments made pursuant to the loan agreements.

Benefits

Upon termination of participation, a participant generally receives a lump-sum payment of his or her deposit and Company contribution accounts, subject to the vesting provisions described above. In certain cases, however, a participant may elect to remain in the Plan as a noncontributing participant and defer benefit payments to age 65. In lieu of a lump-sum payment, a participant can elect to receive periodic installment payments of his account balances. While distributions under the Plan may be made in cash or in kind, they typically are made in cash. However, upon the written request of a participant, beneficiary or the estate, distribution of an interest in the ITW Common Stock Fund will, in the case of retirement or death, be made in full shares of the common stock of the Company, with any balance representing a fraction of a share being paid in cash. Any other distributions from the ITW Common Stock Fund will be made in cash. All amounts forfeited by participants under the vesting provisions of the Plan are credited against subsequent contributions by the Company.

Forfeited Accounts

At December 31, 1994, forfeited nonvested accounts totaled
$10,493. These accounts will be used to reduce future Company contributions.

2.SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements of the Plan were prepared on the accrual basis of accounting from the reports of the Trustee.

Investment Valuation and Income Recognition

Investments are carried at "quoted market values" which are based on market quotations, if available, or amounts estimated by the Trustee to be realizable at the date of valuation. This applies to all Plan investments except for amounts in the Restricted Stable Asset Fund. See Note 9 for a full explanation of these amounts.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis.
Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid. Amounts allocated to withdrawing participants but not yet paid as of December 31, 1994, total $632,720.

Gains and Losses

Net realized/unrealized gains on investments are based on the value of the assets at the beginning of the year or at the date of purchase during the year, rather than the original cost at the time of purchase. The total realized gains on the sales of investments were $477,710 for the six months ended December 31, 1994. The total unrealized appreciation of investments was $7,544,184 for the six months ended December 31, 1994.

Investment Contracts

Statement of Position 94-4 (Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Plans)was issued during 1994 and will require defined contributions plans to report investment contracts at fair value instead of contract value. The new statement will be effective for plans beginning after December 15, 1994. The Company has not yet adopted SOP 94-4 but does not expect there to be a material impact on the financial statements of the plan.

3.ADMINISTRATION:

All funds are deposited with and held for safekeeping by the Trustee under a trust agreement with the Company. The trust agreement provides, among other things, that the Trustee shall keep accounts of all trust transactions and report them periodically to the Company. Investment decisions, within the guidelines of the investment funds, are made by the Trustee. The Trustee may use an independent agent to effect purchases and sales of common stock of the Company for the ITW Common Stock Fund. Other administrative services, including participant recordkeeping, are performed by the Trustee and by Fidelity Investments, which serves as investment manager for the Magellan Fund.

4.ADMINISTRATIVE EXPENSES:

Investment management fees, agent fees and brokerage commissions are paid by the Plan. Other outside professional and administrative services are paid for or provided by the Company.

5.RELATED-PARTY TRANSACTIONS:

Certain Plan investments are shares of mutual funds managed by the Putnam Fiduciary Trust Company. Putnam is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services amounted to $65,428 for the six months ended December 31, 1994.

6.PLAN TERMINATION:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.TAX STATUS:

The Plan obtained its latest determination letter on May 7, 1992, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. An application for determination has been filed on March 10, 1995, to include the latest plan amendments. The plan administrator and the Plan's legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

8.INFORMATION CERTIFIED BY THE TRUSTEE:

The information regarding investments and investment income of the Plan contained in the accompanying financial statements and schedules has been certified by the Trustee as being complete and accurate.

9.CONFEDERATION LIFE INSURANCE COMPANY:

On August 12, 1994, the Canadian Government seized the operations of the Confederation Life Insurance Company. The Plan's investments in the Stable Asset Fund included a Confederation Life contract with a market value of $6,287,672 at August 12, 1994. This investment represents approximately 5% of the Stable Asset Fund assets and 2% of the total Plan assets at June 30, 1994.

As of June 30, 1994, the Confederation Life Contract were frozen and segregated from the Stable Asset Fund. The assets are included in the Restricted Stable Asset Fund which represents the amounts invested with Confederation Life. Participants in the Restricted Stable Asset Fund are not allowed to transfer out, withdraw or borrow against amounts in this fund.

The Trustee will value the contract at the market value on August
12, 1994, until sufficient data is available to value it higher or lower. The Company's management does not anticipate that the seizure will result in a loss to the participants.

10.SUBSEQUENT EVENTS:

Effective April 28, 1995, the Miller Shared Savings Plan was merged into the Plan. The transfer of assets to the Plan occurred on April 28, 1995. The assets transferred to the Plan totaled approximately $70,000,000.

SCHEDULE I

ILLINOIS TOOL WORKS INC.

SAVINGS AND INVESTMENT PLAN


ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1994

EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003

                                     Nummber of                        Market
                                       Shares          Cost            Value
                                     ----------    ------------    ------------

MUTUAL FUNDS:
  *Putnam Money Market Fund          38,901,647    $ 38,901,647    $ 38,901,647
                                     ==========    ============    ============

  *Putnam Income Fund                   297,584    $  1,948,693    $  1,925,366
                                     ==========    ============    ============


*Lifestage Asset Allocation Fund-
  Conservative Portfolio                61,169     $    502,530    $    496,689
  Balanced Portfolio                 7,799,737       63,222,414      64,270,034
  Growth Portfolio                     213,633        1,785,175       1,775,291
                                    ==========     ------------    ------------
                                                   $ 65,510,119    $ 66,542,014
                                                   ============    ============

Fidelity Investments Magellan Fund   1,686,086     $108,040,847    $112,646,959
                                    ==========     ============    ============

*Putnam New Opportunities Fund         422,892     $ 10,491,004    $ 10,699,159
                                    ==========     ============    ============

COMMON STOCK:

*ITW Common Stock Fund                 409,451     $ 16,181,428    $ 17,938,326
                                    ==========     ============    ============


                                             *Party-in-interest.

SCHEDULE I Continued . . .

ILLINOIS TOOL WORKS INC.

SAVINGS AND INVESTMENT PLAN


ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1994

EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003

                                                                     Cost and
                                                                   Market Value
                                                                   ------------
STABLE ASSET FUND:
  Long-term fixed income contracts-
    Bankers Trust Company, 5.65% basic wrapper contract,
      due 10/15/96 and 10/15/97                                    $ 13,029,525
    CIGNA-
      8.00% Contract, due 1/1/98                                      9,542,210
      5.95% Contract, due 9/1/98                                      7,331,598
    Commonwealth Life/Capital Holdings, 8.05% Contract,
      due 3/1/96                                                      3,942,159
    Hartford Insurance Company, 8.35% Contract, due 3/1/96
      and 5/1/96                                                     12,532,865
    Life of Virginia, 5.32% Contract, due 5/1/97 and 7/1/97           6,481,890
    Lincoln National, 5.19% Contract, due 7/1/96 and 8/1/99           6,179,804
    Metropolitan Life Insurance Company, 6.70% Contract,
      due 8/31/97 and 10/31/97                                       11,397,470
    Principal Financial Group, 4.83% Contract, due 5/1/95 and
      3/31/98                                                        10,598,010
    Provident National Assurance Company, 7.10% Contract,
      due 10/1/96 and 1/2/97                                         12,277,904
    Transamerica, 5.12% Contract, due 12/31/95 and 6/30/98           10,637,858
                                                                   ------------
              Total long-term fixed income contracts                103,951,293


  Invested cash and money market funds-
    *Putnam Investments, Boston, Massachussetts                       4,603,835
                                                                   ------------
              Total Stable Asset Fund investments                  $108,555,128
                                                                   ============

RESTRICTED STABLE ASSET FUND:
  Long-term fixed income contract-
    Confederation Life Insurance Company                           $  6,287,672
                                                                   ============



                                             *Party-in-interest.

SCHEDULE I Continued . . .

ILLINOIS TOOL WORKS INC.

SAVINGS AND INVESTMENT PLAN


ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1994

EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003





                                     Balance
                                   -----------

* PARTICIPANT LOANS                $12,786,233
                                   ===========




*Interest rates of loans to participants with balances outstanding at December 31, 1994 ranged from 6% to 10%.

SCHEDULE II

ILLINOIS TOOL WORKS INC.

SAVINGS AND INVESTMENT PLAN


ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 1994

EMPLOYER IDENTIFICATION NUMBER 36-1258310, PLAN NUMBER 003



A single transaction or a series of transactions involving securities of the same issue which, in the aggregate, amount to more than 5% of the current value of the Plan's assets at the beginning of year.



                        Aggregate Purchases            Aggregate Sales
                       --------------------- ---------------------------------


Identity
   of     Description     Number                Number
  Party       of            of                    of
Involved    Asset      Transactions  Amount  Transactions  Proceeds  Cost  Gain
- --------  -----------  ------------  ------  ------------  --------  ----  ----

                                      NONE

               CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

     As independent public accountants, we hereby consent to the incorporation of our reports included or incorporated by reference in this Form 11-K into the Company's previously filed registration statements on Form S-8 (File No.'s 33-8510 and 33-53517), Form S-4 (File No.'s 33-22403 and 33-60013) and Form
S- 3 (File No. 33-5780).










Arthur Andersen, LLP


Chicago, Illinois
June 29, 1995